Exhibit 23.02

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors

Electronic Arts Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Electronic Arts Inc. to be filed on or about August 6, 2003, of our reports dated May 5, 2003 relating to the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of March 31, 2003 and 2002, the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2003, and the related financial statement schedule as of March 31, 2003, and for each of the years in the three-year period ended March 31, 2003, which reports appear in the March 31, 2003, annual report on Form 10-K of Electronic Arts Inc. Our report refers to a change in the method of accounting for goodwill.

/s/ KPMG LLP KPMG LLP

Mountain View, California

August 4, 2003